Filed pursuant to General Instruction II.K.
of Form F-9; File No. 333-13140

Prospectus Supplement To Short Form Prospectus dated February 13, 2001.

Noranda Inc.

noranda

US$300,000,000

7¼% Notes due July 15, 2012

We will pay interest on the notes on January 15 and July 15 of each year, beginning January 15, 2003. The notes will mature on July 15, 2012. We may redeem some or all of the notes at any time at 100% of their principal amount plus a make-whole premium described in this prospectus supplement. The notes will be issued only in denominations of US$1,000 and integral multiples of US$1,000.

Investing in the notes involves risk. See "Risk Factors" beginning on page S-7.

We are permitted to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting practices, and they may be subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.

Owning the notes may subject you to tax consequences both in the United States and Canada. You should read the tax discussion under "Certain Income Tax Considerations" beginning on page S-22 of this prospectus supplement. This prospectus supplement and the accompanying prospectus may not fully describe these tax consequences.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in the Province of Ontario, Canada, some or all of our officers and directors and some of the experts named in this prospectus supplement or the accompanying prospectus are residents of Canada, and most of our assets and all or a substantial portion of the assets of those officers, directors and experts are located outside of the United States.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public offering price	99.303%	US$297,909,000
Underwriting commission	0.650%	US$1,950,000
Proceeds, before expenses, to Noranda	98.653%	US$295,959,000

The public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from June 24, 2002.

The effective yield of the notes, if held to maturity, is 7.348%.

Our earnings coverage ratio, calculated in accordance with Canadian Securities legislation, is less than one-to-one.

(Continued on next page)

Deutsche Bank Securities
Banc One Capital Markets, Inc.
Barclays Capital
Goldman, Sachs & Co.
Merrill Lynch & Co.
SunTrust Robinson Humphrey
Trilon International Inc.

The date of this prospectus supplement is June 18, 2002.

(Front cover continued)

The underwriters, as principals, conditionally offer the notes, subject to prior sale, if, as and when issued by Noranda and accepted by the underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Underwriting".

There is no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this prospectus supplement and the accompanying prospectus.

Under applicable Canadian securities legislation, Noranda may be considered to be a connected issuer of Deutsche Bank Securities Inc., Banc One Capital Markets, Inc., Barclays Capital Inc. and SunTrust Capital Markets Inc., each of whom is an affiliate of a party to which Noranda has guaranteed payment of certain indebtedness or to which affiliates of Noranda are indebted. Brascan Corporation, or Brascan, indirectly owns more than 20% of the voting securities of Trilon International Inc., one of the underwriters. Brascan also owns approximately 40% of the voting securities of Noranda. Accordingly, Noranda is a related issuer and connected issuer of Trilon International Inc. under such legislation. See "Underwriting".

IMPORTANT NOTICE ABOUT THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the notes we are offering. The second part, the base shelf prospectus, gives more general information, some of which may not apply to the notes we are offering. The accompanying base shelf prospectus, dated February 13, 2001, is referred to as the "prospectus" in this prospectus supplement.

If the description of the notes varies between this prospectus supplement and the prospectus, you should rely on the information in this prospectus supplement.

The notes have not been and will not be qualified for sale under the securities laws of Canada or any province or territory of Canada. The notes are not being offered for sale and may not be offered or sold, directly or indirectly, in Canada, or to any resident thereof, in violation of the securities laws of Canada or any province or territory of Canada.

No securities commission or similar authority in Canada has in any way passed upon the merits of the notes offered hereunder and any representation to the contrary is an offense.

References in this prospectus supplement to the "Company", "we", "us" and "our" refer to Noranda Inc. and its subsidiaries and joint ventures except that, on the cover page, and in the "The Offering", "Description of the Notes" and "Underwriting" sections, those references refer to Noranda Inc. only. References to "Noranda" refer to Noranda Inc. only.

AVAILABLE INFORMATION

Noranda has filed with the U.S. Securities and Exchange Commission, or the Commission, a Registration Statement on Form F-9 under the U.S. Securities Act of 1933, as amended, which covers the notes offered by this prospectus supplement. This prospectus supplement does not contain all of the information set forth in the Registration Statement. Reference is made to the Registration Statement and the exhibits thereto for further information with respect to us and the notes.

Noranda is subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, and in accordance therewith files reports and other information with the Commission. Under a multijurisdictional disclosure system, or MJDS, adopted by the United States, some reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Under MJDS, Noranda is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Our Exchange Act reports and other information filed with the Commission may be inspected and copied at the public reference facilities maintained by the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operations and location of the public reference facilities of the Commission. Copies of the material Noranda files with the Commission may be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the prospectus solely for the purpose of the notes offered hereunder. The following documents, filed by Noranda with the various securities commissions or similar authorities in each of the provinces and territories of Canada, are specificially incorporated by reference in, and form an integral part of, this prospectus supplement and the prospectus:

(a) Annual Information Form dated May 3, 2002 for the year ended December 31, 2001;

(b) Consolidated annual financial statements, and the related notes thereto, as at and for the years ended December 31, 2001 and 2000 and the Auditors' Report thereon contained in our 2001 Annual Report;

(c) Management's Discussion and Analysis of financial condition and results of operations contained in our 2001 Annual Report;

(d) Management Information Circular dated March 1, 2002 for our annual meeting of shareholders held on April 24, 2002 (excluding the sections entitled "Composition of the Nominating and Human Resources Committee", "Report on Executive Compensation" and "Performance Graph" which, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference in this prospectus supplement);

(e) Unaudited interim consolidated financial statements and the related notes thereto as at March 31, 2002 and for the three months ended March 31, 2002 and 2001 and our press release dated April 24, 2002 containing the related management's discussion and analysis of financial condition and results of operations; and

(f) Material Change Report dated May 27, 2002 relating to changes in our senior management.

Copies of the documents incorporated by reference in this prospectus supplement may be obtained on request without charge from our Secretary, P.O. Box 755, Suite 4100, BCE Place, 181 Bay Street, Toronto, Canada M5J 2T3 (telephone number (416) 982-7232).

Any document of the type referred to above (excluding confidential material change reports) filed by Noranda with the securities regulatory authorities in Canada after the date of this prospectus supplement and prior to the termination of the distribution of the notes offered by this prospectus supplement shall be deemed to be incorporated by reference into this prospectus supplement.

Any statement contained in this prospectus supplement, the prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded for the purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded shall not constitute part of this prospectus supplement, except as so modified or superseded.

EXCHANGE RATE DATA

We publish our consolidated financial statements in Canadian dollars. In this prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars and references to "Cdn$" or "$" are to Canadian dollars and references to "US$" are to United States dollars.

The following table sets forth, for each period indicated, information concerning the exchange rates between U.S. dollars and Canadian dollars based on the inverse of the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the "noon buying rate"). The table illustrates how many U.S. dollars it would take to buy one Canadian dollar. On June 18, 2002, the noon buying rate was US$0.6475 per Cdn$1.00.

	Year Ended December 31,			Three Months Ended March 31,	
	1999	2000	2001	2001	2002
Low	0.6535	0.6410	0.6241	0.6336	0.6200
High	0.6925	0.6969	0.6697	0.6697	0.6342
Average (1)	0.6744	0.6725	0.6444	0.6508	0.6260
Period End	0.6925	0.6669	0.6279	0.6336	0.6266

(1) The average of the daily noon buying rates on the last business day of each month during the applicable period.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements included or incorporated by reference in this prospectus supplement and the prospectus constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements contained in this prospectus supplement that are not clearly historical in nature are forward-looking, and the words "anticipate", "believe", "expect", "estimate", "may", "would", "could", "will", "intend", "plan" and similar expressions are generally intended to identify forward-looking statements. These statements represent internal projections, expectations or beliefs concerning, among other things, our future operating results or future economic performance.

The projections, estimates and beliefs contained in these forward-looking statements necessarily involve known and unknown risks, uncertainties and other factors beyond our ability to control or project which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by these forward-looking statements. These risks and uncertainties include, among other things, fluctuating metal prices, the Canadian-U.S. dollar exchange rate and other exchange rate fluctuations, fluctuations in treatment and refining charges, interest rate and counterparty risks, energy supply and price risks, risks involved in mining, processing and exploration activities, environmental risks, raw material procurement risks, labor relations risks, uncertainty of reserve estimates and production estimates, the risks of legal proceedings, political unrest or instability in countries where we are active and such other risks and uncertainties described under "Risk Factors" in this prospectus supplement or described from time to time in our reports and filings with Canadian and U.S. securities authorities. Accordingly, we caution that events or circumstances could cause actual results to differ materially from those predicted.

THE OFFERING

In this summary, the words "Company", "we", "us" and "our" refer only to Noranda Inc. and not to any of our subsidiaries or joint ventures. The following is a brief summary of some of the terms of this offering. For a more complete description of the terms of the notes, see "Description of the Notes" in this prospectus supplement and "Description of Debt Securities" in the prospectus.

Issue	US$300,000,000 aggregate principal amount of 7¼% notes due July 15, 2012.
Maturity Date	July 15, 2012.
Sinking Fund	None.
Interest Payment Dates	January 15 and July 15 of each year, beginning, January 15, 2003.
Ranking	The notes will be unsecured obligations ranking equally with all our existing and future unsecured and unsubordinated debt. The notes will be effectively subordinate to all indebtedness and other liabilities of the Company's subsidiaries and joint ventures, except to the extent the Company is a creditor of the subsidiaries or joint ventures ranking at least *pari passu* with the other creditors of the subsidiaries and joint ventures. As of March 31, 2002, the aggregate amount of indebtedness and other liabilities (including trade payables) of our subsidiaries and joint venture interests was approximately $4,215 million.
Redemption	We will have the option to redeem the notes in whole or in part at any time, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes, and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes (exclusive of interest accrued to the date of redemption) discounted to the redemption date, calculated on a semi-annual basis (assuming a 360-day year of twelve 30-day months), at the Treasury Rate (as defined) plus 30 basis points, together in each case with accrued interest to the date of redemption. See "Description of the Notes—Optional Redemption".
Form and Denominations	The notes will be represented by a Registered Global Security registered in the name of a nominee of The Depository Trust Company. Beneficial interests in the Registered Global Security will be in denominations of US$1,000 and integral multiples thereof. Except as described under "Description of the Notes", notes in definitive form will not be issued.
Certain Covenants	The indenture governing the notes contains covenants that, among other things: • limit our ability to create certain liens; and

	• restrict our ability to consolidate, amalgamate or merge with a third party or transfer all or substantially all of our assets. These covenants are subject to important exceptions and qualifications, which are described under the caption "Description of Debt Securities" in the prospectus.
Use of Proceeds	We estimate that the net proceeds of the offering of the notes will be approximately US$295 million. We intend to use these proceeds to repay outstanding indebtedness under our commercial paper program and to repay our 8⅝% debentures maturing July 15, 2002. See "Use of Proceeds".
Governing Law	The notes and the indenture governing the notes will be governed by the laws of the State of New York (except with respect to the rights, powers, duties and responsibilities of the Trustee under the indenture, which shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein).
Risk Factors	See the "Risk Factors" section and the other information included and incorporated by reference into this prospectus supplement and the prospectus for a discussion of facts you should carefully consider before deciding to invest in the notes.

RISK FACTORS

Before making an investment decision, investors should carefully consider the risks and uncertainties described below and in our Annual Information Form and Management's Discussion and Analysis of financial condition and results of operations incorporated by reference in this prospectus supplement, as well as the other information contained and incorporated by reference in this prospectus supplement and the prospectus. These risks and uncertainties are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of such risks actually occur, our business, financial condition, liquidity and operating results could be materially harmed.

Risk Relating to Our Business and Our Industry

Fluctuating Metal Prices

As a significant portion of our revenues is derived from the sale of copper, aluminum, nickel, zinc and magnesium, our earnings are directly related to fluctuations in the prices of these metals. The prices of these metals are subject to volatile price movements over short periods of time. We generally do not hedge prices of metals we mine. Market prices can be affected by numerous factors beyond our control, including expectations for inflation, speculative activities, relative exchange rates to the U.S. dollar, production activities of our competitors, global and regional demand and supply, political and economic conditions and production costs in major producing regions. The prices of the metals we mine have recently been adversely affected by an excess supply situation. We cannot assure you that this excess supply will not continue or that a greater excess supply will not occur in the future. Any such excess supply would have an adverse effect on the prices realized by us for the metals that we produce. The prices for copper, aluminum, nickel, zinc or other metals produced by us may decline significantly from current levels. A reduction in the prices of one or more of these metals could materially adversely affect the value and amount of our reserves and our business, financial condition, liquidity and operating results.

Exchange Rate Fluctuations

Most of our revenues and debt are denominated in U.S. dollars, whereas our operating costs may be incurred in the local currency of the jurisdiction in which our operations are located. The costs at our Canadian sites are incurred in Canadian dollars; the costs at our aluminum operations and at the Lomas Bayas, Antamina, Falcondo and Collahuasi mines and Altonorte smelter are incurred principally in U.S. dollars; costs at our Nikkelverk refinery are incurred in Norwegian kroner; a portion of our costs at our Altonorte smelter and at our Lomas Bayas and Collahuasi mines are incurred in Chilean pesos; and a portion of costs at our Antamina mine are incurred in Peruvian solés. Fluctuations in currency exchange rates, principally the Canadian/U.S. dollar exchange rate and, to a lesser extent, other exchange rates, can significantly impact our earnings and cash flows. These exchange rates have varied substantially over time, including over the last five years, and have materially impacted and may in the future materially impact our financial results, either favourably or unfavourably. Our consolidated financial statements are expressed in Canadian dollars. We from time to time hedge a portion of our United States dollar and other currency requirements to limit any adverse effect of exchange rate fluctuations with respect to our Canadian dollar and other costs, but such hedges have not eliminated the potential material adverse effect of such fluctuations.

Treatment and Refining Charges

We receive fees (treatment and refining charges) calculated in U.S. dollars for processing copper and zinc concentrate into refined metal. Fluctuations in these treatment and refining charges result primarily from changes in the supply of, and demand for, concentrate, finished metal and by-products, all of which are beyond our control. A shortage in the supply of concentrate will generally have a negative impact on the treatment and refining charges we realize. A reduction in the amount of

copper or zinc treatment and refining charges that we realize could materially adversely affect our business, financial condition, liquidity and operating results.

Interest Rate and Counterparty Risk

Our exposure to changes in interest rates results from investing and borrowing activities undertaken to manage our liquidity and capital requirements. We have incurred indebtedness that bears interest at fixed and floating rates, and we have entered into interest rate swap agreements to manage the interest rate risk associated with that debt. Currently our interest rate swaps change our exposure to interest risk by effectively converting a portion of our fixed-rate debt to a floating rate. We may elect in the future to enter into interest rate swaps to effectively convert floating-rate debt to fixed-rate debt and enter into additional fixed-rate to floating-rate swaps. At March 31, 2002, approximately $3,702 million, or 72 per cent of our total debt of $5,162 million, was subject to variable interest rates. Based upon our level of floating-rate debt as of March 31, 2002, the impact of a 10 per cent change in interest rates, or 19 basis points, over the course of a full year would change our interest expense $7.0 million over a full year. We cannot assure you that we will not be materially adversely affected by interest rate changes in the future, notwithstanding our use of interest rate swaps.

In addition, our interest rate swaps, metals hedging and foreign currency and energy risk management activities expose us to the risk of default by the counterparties to such arrangements. Any such default could have a material adverse effect on our business, financial condition, liquidity and results of operation.

Energy Supply and Prices

Our operations and facilities are intensive users of natural gas, electricity and oil. Procurement of these types of energy sources can be affected by numerous factors beyond our control, including global and regional supply and demand, political and economic conditions and problems related to local production and delivery conditions. Our supply contracts typically provide that suppliers may be released from their delivery obligations to us if certain "force majeure" events occur. Our business operations could be adversely affected, including loss of production and damage to our plants and equipment, if, even temporarily, the supply of energy to one or more of our facilities was interrupted. A prolonged shortage of supply of energy used in our operations could materially adversely affect our business, financial condition, liquidity and results of operations.

As a significant portion of our costs relate to energy consumption, our earnings are directly related to fluctuations in the cost of natural gas, electricity and oil. Energy prices can be affected by numerous factors beyond our control, including global and regional demand and supply, and applicable regulatory regimes. The prices for various sources of energy we use may increase significantly from current levels. An increase in energy prices could materially adversely affect our business, financial condition, liquidity and operating results.

Mining and Processing Risks

The business of mining and processing of metals is generally subject to a number of risks and hazards, including unusual or unexpected geological conditions, ground conditions, phenomena such as inclement weather conditions, floods and earthquakes, mechanical and other breakdowns, and the handling of hazardous substances and emissions of contaminants. Any of these occurrences could result in personal injury or death, damage to, or destruction of, mineral properties, processing or production facilities or the environment, monetary losses and possible legal liability. Our business, financial condition, liquidity and operating results could be materially adversely affected if any of these developments were to occur.

Our property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other risks or hazards, and our insurance coverage may not continue to be available at economically feasible premiums, or at all. In such event, our business, financial condition, liquidity and results of operations could be materially adversely affected.

Environmental Risks

Environmental legislation affects nearly all aspects of our operations worldwide. Environmental legislation requires us to obtain operating licenses and imposes standards and controls on activities relating to mining, exploration, development, production, closure and the refining, distribution and marketing of copper, aluminum, nickel, zinc and other metals products. Environmental assessments are required before initiating most new products or undertaking significant changes to existing operations. Compliance with environmental legislation and responding to any environmental impacts from our operations can require significant expenditures, including expenditures for clean up costs and damages arising out of contaminated properties.

In addition to current requirements, we expect that additional environmental regulations will likely be implemented to protect the environment and quality of life. Some of the issues that are currently under review by environmental regulatory agencies or that are the subject of international treaties, such as the Kyoto Protocol, and which might lead to legislative or rule-making initiatives include reducing or stabilizing various emissions, including sulphur dioxide and greenhouse gas emissions, mine reclamation and restoration, and water, air and soil quality. Any changes in environmental laws, as well as new information on existing environmental conditions or other events, including legal proceedings brought based upon such conditions or an inability to obtain necessary permits, could have a material adverse effect on product demand, product quality and methods of production and distribution or could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on our business, financial condition, liquidity and operating results.

Failure to comply with environmental legislation may result in the imposition of fines and penalties, liability for clean up costs, damages and the loss of important permits. We cannot assure you that we will at all times be in compliance with all environmental regulations or that steps to bring us into compliance would not materially adversely affect our business, financial condition, liquidity or operating results.

Sulphur dioxide is a by-product from the smelting of copper and lead sulphide and the refining of zinc and nickel concentrates. We process sulphuric acid to meet our environmental commitments. Due to increasingly strict environmental standards worldwide for sulphur dioxide emissions, involuntary production of sulphuric acid by smelters is growing. The remainder of world sulphuric acid production is largely based on elemental sulphur, whose supply is now a by-product of oil and gas production. Total world production of sulphuric acid is growing more rapidly than demand. In the long term, this situation may make it more difficult for us to obtain satisfactory prices for the sulphuric acid. We cannot reduce our production of sulphuric acid without a corresponding reduction in our production of metals. A reduction in the production of the metals that we produce could materially adversely affect our business, financial condition, liquidity and results of operations.

Raw Material Procurement Risks

Procurement of raw materials involves the risks typically connected with commercial transactions, which can include trade barriers, political instability and problems due to local production conditions. In addition, our supply contracts provide that suppliers of concentrate may be released from their delivery obligations to us if certain "force majeure" events occur. Our business operations could be adversely affected, at least temporarily, if supplies of raw materials are interrupted as a result of the imposition of trade barriers or other events and if we are unable, on short notice, to shift to alternative sources of supply. A prolonged shortage in supply of raw materials used in our operations could materially adversely affect our business, financial condition, liquidity and results of operations.

We also process copper scrap, the availability of which in past years has been subject to substantial fluctuations and the supply of which has been declining since the mid-1900s. The availability of scrap, blister copper and other material we process can be significantly affected by fluctuations in prices for those materials. A reduction in the prices of one or more of these materials could materially adversely affect our business, financial condition, liquidity and results of operations.

Labor Relations

Collective agreements covering our unionized hourly employees and workers at our Brunswick smelter and bulk handling, Lachine general smelting, Sudbury, Raglan and Lomas Bayas operations are currently in place and will expire between 2004 and 2006. An agreement covering substantially all unionized workers in the Norwegian mining industry, including workers at our Nikkelverk operations, was recently reached and expires in 2004. Our collective agreement covering unionized production workers at our Horne smelter expired on February 28, 2002. On June 18, 2002, those workers commenced a work stoppage. We cannot predict how long the work stoppage will last. See "Our Business—Recent Developments". Our collective agreements covering some additional employees at the Brunswick smelter, as well as unionized production workers at our Brunswick mine, Altonorte smelter, Kidd Metallurgical Division, Falcondo operations, Missouri primary aluminum reduction plant, Arkansas foil plant and Los Angeles aluminum wheel operations, expire between 2002 and 2004. We cannot predict at this time whether we will be able to reach new collective agreements with these or other employees without a work stoppage. From June 2001 to January 2002, we experienced a work stoppage in Sudbury, Ontario before a new collective bargaining agreement was entered into with that operation's hourly rated employees. That strike adversely affected our results of operations for the third and fourth quarters of 2001 and the first quarter of 2002. Any lengthy work interruptions could materially adversely affect our business, financial condition, liquidity and results of operations.

Uncertainty of Reserve Estimates and Production Estimates

Our reported ore reserves as of year-end 2001 are estimated quantities of proven and probable ore that under present and anticipated conditions can be legally and economically mined and processed by the extraction of their mineral content. We determine the amount of our ore reserves in accordance with the requirements of the applicable Canadian securities regulatory authorities and established mining standards. We do not use outside sources to verify our reserves. The volume and grade of reserves actually recovered and rates of production from our present ore reserves may be less than geological measurements of the reserves. Market price fluctuations in zinc, copper, nickel, aluminum, other metals, and interest and exchange rates, and changes in operating and capital costs may in the future render certain ore reserves uneconomic to mine. In addition, short-term operating factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ore grades, may cause mineral reserves to be modified or our operations to be unprofitable in any particular fiscal period.

We cannot assure you that the indicated amount of ore will be recovered or that it will be recovered at the prices assumed by us in determining ore reserves. Ore reserve estimates are based on limited sampling and, consequently, are uncertain because the samples may not be representative of the entire ore body. As more knowledge and understanding of the ore body is obtained, the reserve estimates may change significantly, either positively or negatively.

We prepare estimates of future production for particular operations. These production estimates are based on, among other things: reserve estimates; assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; and estimated rates and costs of mining and processing. Our actual production may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; risks and hazards associated with mining, natural

phenomena, such as inclement weather conditions, floods, and earthquakes; and unexpected labor shortages or strikes. We cannot assure you that production estimates will be achieved. Failure to achieve production estimates could have a material adverse impact on our business, financial condition, liquidity and results of operations.

Legal Proceedings

The nature of our business subjects us to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of our business. The results of these legal proceedings cannot be predicted with certainty. We cannot assure you that these matters will not have a material adverse effect on our results of operations in any future period, and a substantial judgment could have a material adverse impact on our business, financial condition, liquidity and results of operations.

Foreign Operations

Some of our activities and related assets are located in countries outside North America, some of which may be considered to be politically or economically unstable. Exploration or development activities in such countries may require negotiations with host governments, international organizations and other third parties, including non-governmental organizations, and are frequently subject to economic and political considerations, such as taxation, nationalization, inflation, currency fluctuations and governmental regulation and approval requirements, which could adversely affect the economics of projects. We perform a thorough risk assessment on a country by country basis when considering foreign activities and attempt to conduct our business and financial affairs so as to protect against political, legal, regulatory and economic risks applicable to operations in the various countries where we operate, but there can be no assurance that we will be successful in so protecting ourselves.

Risk Relating to the Notes and Our Structure

Structural Subordination of the Notes

In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries and joint venture interests, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries and joint ventures before any assets are made available for distribution to us. As of March 31, 2002, the notes would have been effectively junior to approximately $4,215 million of indebtedness and other liabilities (including trade payables) of our subsidiaries and joint venture interests. The Indenture does not limit the ability of our subsidiaries and joint venture interests to incur secured or unsecured indebtedness. Our subsidiaries and joint venture interests generated 62% of our consolidated revenues in the three-month period ended March 31, 2002, and held 77% of our consolidated assets as of March 31, 2002.

Ratings of the Notes

The notes have been accorded an "investment grade" rating by nationally recognized statistical rating organizations in the United States. A rating is not a recommendation to purchase, hold or sell securities, since a rating does not predict the market price of a particular security or its suitability for a particular investor. The rating organization may lower Noranda's rating in its sole discretion. The rating of the notes will be based primarily on the rating organization's assessment of the likelihood of timely payments of interest and the ultimate payment of principal on the final maturity date. The lowering of the ratings of the notes will not constitute an event of default under the Indenture, but could negatively affect the quoted market price, if any, of the notes.

No Prior Public Market for the Notes

Prior to this offering, there was no public market for the notes. We have been informed by the underwriters that they intend to make a market in the notes after this offering is completed. However, the underwriters may cease their market-making at any time. In addition, the liquidity of the trading market in the notes, and the market price quoted for the notes, may be adversely affected by changes in the overall market for debt securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, purchasers of notes cannot be sure that an active trading market will develop for the notes.

OUR BUSINESS

Overview

We are an integrated mining and metals company. We are one of the world's largest producers of zinc and nickel and a significant producer of copper, primary and fabricated aluminum, lead, silver, sulphuric acid and cobalt. We are also a major recycler of secondary copper, nickel and precious metals. Our main activities are conducted through the operating segments described below.

Canadian Copper and Recycling

We are one of the largest custom smelter operators in the world and one of the largest recyclers of electronic scrap, such as computer and cellular telephone components. We procure copper and precious metals concentrates and secondary materials for processing at our two copper smelters and refinery. We also market copper and related by-products produced by us and by our subsidiary Falconbridge Limited. This integrated copper business operates one mine, two copper smelters, two copper refineries, four sampling and sorting recycling facilities and one zinc smelter which manages the zinc by-product from the copper mine. In 2001, our Canadian Copper and Recycling business contributed $78 million, or approximately 10%, to our consolidated cash operating margin. Cash operating margin is sales less cost of operations and purchased raw materials.

Copper

We operate one copper smelter and, through Falconbridge or through joint ventures, two processing facilities and three copper mines in South America. In 2001, our Copper business contributed $230 million, or approximately 30%, to our consolidated cash operating margin.

Zinc

We are one of the largest producers of mined zinc in the world. We own two base metal mines, and one lead smelter and, through Falconbridge, one refinery. We also own a 49% interest in the Noranda Income Fund to which we sold our CEZinc refinery located in Salaberry-de-Valleyfield, Quebec in May 2002. In 2001, our Zinc business (including CEZinc) contributed $71 million, or approximately 9%, to our consolidated cash operating margin.

Aluminum

We are a leading supplier to the heating, ventilation and air conditioning and transformer windings markets in North America. We own one primary reduction smelter and four aluminum fabricating facilities. In 2001, our Aluminum business contributed $120 million, or approximately 16%, to our consolidated cash operating margin.

Nickel

Through Falconbridge, we operate six mines, two smelters and one refinery. We believe that we are the third-largest producer of refined nickel in the world. In 2001, our Nickel business contributed $244 million, or approximately 32%, to our consolidated cash operating margin.

Other Investments

Magnesium. We have an 80% interest in a recently constructed magnesium plant in Danville Quebec. The plant is currently in start-up and is expected to reach full commercial production in the third quarter of 2002.

American Racing Equipment. We are one of the largest after-market aluminum automotive wheel producers in the United States. Aluminum wheels are manufactured at two plants in the

Los Angeles, California area and one small plant in Querétaro, Mexico. In 2001, American Racing Equipment's cash operating margin was $(45) million, which reduced our consolidated cash operating margin by approximately 6%.

Exploration. We are one of the world's most active explorers for base metals, with consolidated exploration activity investments in 2001 and 2000 of $78 million and $94 million, respectively. For 2002, we have budgeted approximately $56 million for consolidated exploration activity investments.

Recent Developments

On June 18, 2002, the unionized workers at our Horne smelter in Rouyn-Noranda, Quebec commenced a work stoppage. The collective bargaining agreement covering these workers expired on February 28, 2002, but the workers remained on the job without a contract. The Horne smelter is responsible for approximately one-third of our copper anode production and supplies a significant portion of the feedstock used by our CCR refinery in Montreal-East, Quebec. We expect that the smelter will operate at reduced capacity during the work stoppage. We cannot predict how long the work stoppage will last and are currently in the process of assessing the expected costs of the work stoppage. On a preliminary basis, we believe that the work stoppage will not have a material adverse effect on our business, financial condition, liquidity or results of operations in the short term; however, the impact could be material if the work stoppage were to continue for an extended period of time. See "Risk Factors—Labor Relations".

Effective June 1, 2002, the following management changes were announced at Noranda and Falconbridge to reinforce Falconbridge's and our efforts to realize benefits from working together:

- David Kerr stepped down from his position as Chief Executive Officer of Noranda, but will continue his involvement with strategic and growth initiatives as Noranda's Executive Chairman;
- Derek Pannell, who held both positions of President and Chief Operating Officer of Noranda and President and Chief Executive Officer of Falconbridge, assumed the role of President and Chief Executive Officer of Noranda, resigned from his position as President and Chief Executive Officer of Falconbridge and was appointed Deputy Chairman of Falconbridge;
- Aaron Regent, formerly the Executive Vice-President and Chief Financial Officer of Noranda, was appointed President and Chief Executive Officer of Falconbridge; and
- Lars-Eric Johansson was appointed Executive Vice-President and Chief Financial Officer of Noranda and will relinquish his current responsibilities at Falconbridge after a new Chief Financial Officer of Falconbridge is appointed.

On May 3, 2002, we completed the sale of our CEZinc zinc processing facility located in Salaberry-de-Valleyfield, Quebec and ancillary assets to the Noranda Income Fund. We received approximately $417 million in cash from the sale and related public offering of units and retained an approximately 49% interest in the Noranda Income Fund, approximately 50% of which is subordinated to other unitholders in the event the Fund is unable to make a base distribution to unitholders. The processing facility produces refined zinc metal and various by-products from zinc concentrates. Pursuant to an operating and management agreement, we operate and manage the processing facility through our wholly-owned subsidiary Canadian Electrolytic Zinc Limited. Pursuant to a 15 year supply and processing agreement, we are obligated to sell to the processing facility, except in certain circumstances, up to 550,000 tonnes of zinc concentrate per year being the amount which is expected to support 100% of the processing facility's annual production at planned rates for the next 15 years.

SELECTED CONSOLIDATED FINANCIAL DATA

Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which we refer to as Canadian GAAP. You should read the selected consolidated financial data in conjunction with our consolidated financial statements and the related notes and management's discussion and analysis included in the documents described under "Documents Incorporated by Reference" in this prospectus supplement. In the opinion of management, the financial data provided as at and for the three months ended March 31, 2001 and 2002 contain all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results for such periods. Historical results are not necessarily indicative of the results that may be expected for any future period.

	Fiscal Year Ended December 31,		Three Months Ended March 31,	
	2000	2001	2001	2002
	(in millions of Canadian dollars)			
Consolidated Statement of Earnings Data:				
Sales	$6,957	$6,152	$1,612	$1,635
Cost of operations	2,946	2,918	749	769
Purchased raw materials	2,575	2,469	664	614
Cash operating margin (1)	1,436	765	199	252
Other expenses				
Corporate and general administration	81	86	20	20
Exploration	94	78	16	11
Research and Development	48	37	8	7
Other income	(59)	(59)	—	—
Depreciation, amortization and reclamation	522	619	143	180
Interest, net	118	140	23	43
Taxes and provisions	126	(62)	(40)	(21)
Minority interest	213	18	5	11
Earnings (loss)	$ 293	$ (92)	$ 24	$ 1
Other Data:				
Cash operating margin by business units				
Aluminum	$ 163	$ 120	$ 50	$ 29
Canadian copper and recycling	252	78	36	19
Copper	281	230	52	99
Nickel	547	244	40	70
Zinc	165	71	28	18
Other	28	22	(7)	17
Total	$1,436	$ 765	$ 199	$ 252
EBITDA (1)	1,272	494	155	212

	December 31,		March 31,
	2000	2001	2002
	(in millions of Canadian dollars)		
Consolidated Balance Sheet Data:			
Cash and cash equivalents	$ 663	$ 285	$ 336
Other assets	$11,115	$11,747	$11,857
Total debt	$ 3,934	$ 4,915	$ 5,162
Minority interest in subsidiaries	$ 1,266	$ 1,220	$ 1,197
Total shareholders' equity	$ 4,094	$ 3,797	$ 3,747

(1) Neither cash operating margin nor EBITDA is a measure recognized under Canadian GAAP. EBITDA consists of earnings before interest, taxes, non-controlling interest and depreciation, amortization and reclamation expenses. Cash operating margin and EBITDA are financial measurements used by investors to compare companies on the basis of operating results and the ability to incur and service debt. However, they are not intended to represent cash flow or results of operations in accordance with Canadian GAAP and may not be comparable to similarly titled amounts reported by other companies. Cash operating margin and EBITDA should be considered in addition to, and not as a substitute for, earnings (loss), cash flows and other measures of financial performance reported in accordance with Canadian GAAP.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as at March 31, 2002 on an actual basis and as adjusted to give effect to the sale of the notes and the application of the net proceeds therefrom, as described under "Use of Proceeds," the sale of the CEZinc refinery and the related sale of units of Noranda Income Fund and the offering of US$250,000,000 of notes by Falconbridge. You should read this information in conjunction with:

- our consolidated financial statements and the related notes incorporated by reference in this prospectus supplement; and
- our Management's Discussion and Analysis incorporated by reference in this prospectus supplement.

	As of March 31, 2002	
	Actual	As Adjusted
	(in millions of Canadian dollars) (1)	
Cash and cash equivalents		
The Company	$ 39	$ 41
Partially-owned subsidiaries and joint ventures	297	297
Total cash and short-term notes	336	338
Long-term debt due within one year		
The Company (2)	337	—
Partially-owned subsidiaries and joint ventures	317	72
Long-term debt		
The Company		
Commercial paper	545	—
Long-term debt (3)	1,608	1,608
Notes offered hereby	—	478
Partially-owned subsidiaries and joint ventures	2,355	2,604
Total debt	5,162	4,762
Deferred credits	940	940
Minority interest in subsidiaries	1,197	1,197
Shareholders' equity	3,747	3,747
Total capitalization	$11,046	$10,646

(1) United States dollar amounts have been translated into Canadian dollars based on the Bank of Canada noon buying rate on March 31, 2002 of Cdn$1.5935 equals US$1.00.

(2) US$200 million of notes to be applied against 8⅝% debentures due July 15, 2002.

(3) Includes liability element of convertible debentures.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the notes will be approximately US$295 million after deducting the underwriting commission and estimated expenses of the issue. We intend to use these proceeds to repay outstanding indebtedness under our commercial paper program and to repay our 8⅝% debentures due July 15, 2002. Pending that application, the net proceeds will be invested in short-term marketable securities.

EARNINGS COVERAGES

Our interest requirements on long-term debt and debt expenses net of interest income plus the amount of interest that was capitalized during the period amounted to approximately $250 million and $245 million for the 12 month periods ended December 31, 2001 and March 31, 2002, respectively, and $268 million and $260 million, for those periods, respectively, after giving effect to the issue of the notes, the use of proceeds to repay indebtedness and debt repayments and issuances since December 31, 2001 or March 31, 2002, as applicable. Our earnings (loss) before interest, non-controlling interest and income and mining taxes for the 12 month periods ended December 31, 2001 and March 31, 2002 were approximately $(125) million and $(103) million, respectively. We would have had to earn approximately $375 million and $348 million more during those periods, respectively, in order for our earnings coverage ratio, calculated in accordance with Canadian securities legislation to equal one-to-one and $393 million and $363 million more during those periods, respectively, in order for our earnings coverage ratio, calculated in accordance with Canadian securities legislation and after giving effect to the issue of the notes and the use of proceeds to repay indebtedness, to equal one-to-one after giving effect to the issue of the notes, the use of proceeds to repay indebtedness and all debt repayments or issuances since December 31, 2001 or March 31, 2002, as applicable.

Our earnings before interest, taxes, non-controlling interest, depreciation and amortization and reclamation expenses amounted to approximately $494 million and $553 million, respectively, during those periods, which amounts to 2.0 times and 2.3 times our actual interest requirements for those periods, respectively, and 1.8 times and 2.1 times our interest requirements for those periods, respectively, after giving effect to the issue of the notes, the use of proceeds to repay indebtedness and debt repayments and issuances since December 31, 2001 or March 31, 2002, as applicable.

DESCRIPTION OF THE NOTES

In this section, the words "Company," "we," "us" and "our" refer only to Noranda Inc. and not to any of our subsidiaries or joint ventures. The following description of the particular terms of the notes (referred to in the prospectus under the heading "Description of Debt Securities" as the "Offered Securities") supplements, and to the extent inconsistent therewith replaces, the description of the Debt Securities set forth in the prospectus. The description is qualified in its entirety by reference to the Indenture, as supplemented, under which the notes are to be issued. Capitalized terms used and not defined in this prospectus supplement have the meanings ascribed to them in the prospectus.

General

The notes will be issued under the Indenture, as supplemented, and as further supplemented by an Eighth Supplemental Indenture to be dated as of June 24, 2002. The notes will be direct unsecured obligations of the Company initially issued in an aggregate principal amount of US$ 300,000,000 and will mature on July 15, 2012. The notes will bear interest at the rate of 7¼% per annum from June 24, 2002, or from the most recent date to which interest has been paid or provided for, payable semi-annually on January 15 and July 15, commencing January 15, 2003 to the Persons in whose names the notes are registered at the close of business on the next preceding January 1 or July 1, respectively.

The Indenture does not limit the ability of the Company to incur additional indebtedness, nor does it limit the ability of the Company's subsidiaries or joint ventures to incur additional secured or unsecured indebtedness. The notes will be effectively subordinate to all indebtedness and other liabilities of the Company's subsidiaries and joint ventures, except to the extent the Company is a creditor of such subsidiaries or joint ventures ranking at least *pari passu* with such other creditors. As of March 31, 2002, the aggregate amount of indebtedness and other liabilities (including trade payables) of our subsidiaries and joint venture interests was approximately $4,215 million.

We may from time to time without notice to, or the consent of, the holders of the notes, create and issue additional notes under the Indenture, equal in rank to the notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the new notes, or except for the first payment of interest following the issue date of the new notes) so that the new notes may be consolidated and form a single series with the notes and have the same terms as to status, redemption and otherwise as the notes issued under this prospectus supplement.

The notes will not be entitled to the benefits of any sinking fund.

Optional Redemption

The notes will be redeemable as a whole or in part, at the option of the Company at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points, plus in each case accrued interest thereon to the date of redemption.

"Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

"Comparable Treasury Issue" means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such notes.

"Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with the Company.

"Comparable Treasury Price" means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 p.m. New York time on the third business day preceding such redemption date.

"Reference Treasury Dealer" means each of Deutsche Bank Securities Inc., plus four others or their affiliates which are primary U.S. Government securities dealers appointed by the Trustee after consultation with us and their respective successors; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in The City of New York (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer, if one is available.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of notes to be redeemed.

Unless the Company defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.

Book-Entry System

The notes will be represented by one or more Registered Global Securities (the "Registered Global Security") registered in the name of Cede & Co. (the nominee of The Depository Trust Company (the "Depository")), or such other name as may be requested by an authorized representative of the Depository. The provisions set forth under "Description of Debt Securities—Registered Global Securities" in the prospectus will be applicable to the notes. Accordingly, beneficial interests in the notes will be shown on, and transfers of the notes will be effected only through, records maintained by the Depository and its participants. Except as described under "Description of Debt Securities—Registered Global Securities" in the prospectus, owners of beneficial interests in the Registered Global Security representing the notes will not be entitled to receive notes in definitive form and will not be considered Holders of notes under the Indenture.

The following is based upon information furnished by the Depository:

The Depository Trust Company is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of Exchange Act. The Depository holds securities that its participants ("Direct Participants") deposit with the Depository. The Depository also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers (including certain of the underwriters), banks, trust companies, clearing corporations and certain other organizations. The Depository is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, LLC and the National Association of Securities Dealers, Inc. Access to the Depository's book-entry system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules

applicable to the Depository and its Direct and Indirect Participants are on file with the Securities and Exchange Commission.

Purchases of notes under the Depository's system must be made by or through Direct Participants which will receive a credit for such notes on the Depository's records. The ownership interest of each actual purchaser of notes represented by the Registered Global Security ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depository of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which such Beneficial Owners entered into the transaction. Transfers of ownership interests in the Registered Global Security representing notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive notes in definitive form, except in the event that use of the book-entry system for such notes is discontinued or upon the occurrence of certain other events described in the prospectus and in this prospectus supplement.

To facilitate subsequent transfers, the Registered Global Security representing notes that are deposited by Direct Participants is registered in the name of the Depository's partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of the Depository. The deposit of the Registered Global Security with the Depository and its registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. The Depository has no knowledge of the actual Beneficial Owners of the Registered Global Security representing the notes; the Depository's records reflect only the identity of the Direct Participants to whose accounts such notes are credited, which may or may not be the Beneficial Owners. The Direct or Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by the Depository to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither the Depository nor Cede & Co. (or any other Depository nominee) will consent or vote with respect to the Registered Global Security representing the notes. Under its usual procedures, the Depository mails an omnibus proxy (an "Omnibus Proxy") to the Company as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the notes are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

Principal, premium, if any, and interest payments on the Registered Global Security representing the notes will be made to Cede & Co., or such nominee as may be requested by an authorized representative of the Depository. The Depository's practice is to credit Direct Participants' accounts upon the Depository's receipt of funds and corresponding detail information from the Company or the Trustee on the payment date in accordance with their respective holdings shown on the Depository's records. Payments by Direct and Indirect Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of those Direct and Indirect Participants and not of the Depository, the Trustee or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to Cede & Co. (or such other nominee) is the responsibility of the Company or the Trustee, disbursement of those payments to Direct Participants is the responsibility of the Depository, and disbursement of those payments to the Beneficial Owners is the responsibility of the Direct and Indirect Participants. Neither the Company nor the Trustee will have any responsibility or liability for the disbursements of payments in respect of ownership interests in the notes by the Depository or the Direct or Indirect Participants or for maintaining or reviewing any

records of the Depository or the Direct or Indirect Participants relating to ownership interests in the notes or the disbursement of payments in respect of the notes.

The Depository may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to the Company or the Trustee. Under such circumstances, and in the event that a successor securities depository is not obtained, notes in definitive form are required to be printed and delivered to each Holder. If notes in definitive form are issued, the Company will appoint a paying agent in New York for payment of the principal of and any premium and interest on the notes. The Company may decide to discontinue use of the system of book-entry transfers through the Depository (or a successor securities depository). In that event, notes in definitive form will be printed and delivered.

The information in this section concerning the Depository and the Depository's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy of this information.

CERTAIN INCOME TAX CONSIDERATIONS

United States

The following is a general summary of certain anticipated U.S. federal income tax consequences of the purchase, ownership and disposition of notes by U.S. Holders who purchase notes in the offering at the offering price. As used herein, a U.S. Holder means a beneficial owner of the notes that is, for U.S. federal income tax purposes:

- an individual citizen or resident of the United States,
- a corporation organized in or under the laws of the United States or any state thereof, including the District of Columbia,
- an estate, the income of which is subject to U.S. federal income taxation regardless of source, or,
- a trust, if, in general, the trust is subject to the supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the U.S. Internal Revenue Code of 1986, as amended (the "Code").

This summary discusses only notes held as capital assets within the meaning of Section 1221 of the Code. This discussion is intended for general information only and does not address all of the U.S. federal income tax consequences that may be relevant based on the particular circumstances of a U.S. Holder and does not address the tax consequences applicable to special classes of holders, including but not limited to dealers in securities or currencies, banks, tax-exempt organizations, life insurance companies, financial institutions, broker-dealers, U.S. Holders holding notes as part of a straddle, hedging conversion or integrated transaction, or U.S. Holders whose functional currency is not the U.S. dollar and certain U.S. expatriates. This summary also does not address the tax consequences to shareholders, partners or beneficiaries in any entity that holds notes. U.S. Holders who purchase notes at a price other than the offering price should consult their tax advisors as to the possible applicability to them of the amortizable bond premium or market discount rules. Further, this summary does not address the effect of any U.S. state, local or federal estate and gift tax on a U.S. Holder of the notes. The summary is based on the Code, its legislative history, existing and proposed regulations, and published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect.

Prospective purchasers of the notes should consult their own tax advisors concerning the consequences, in their particular circumstances, under U.S. federal income tax laws and the laws of any relevant state, local or other foreign tax jurisdiction of the purchase, ownership and disposition of the notes.

Payments of Interest

The gross amount of interest paid on the notes will be includible in the gross income of U.S. Holder as ordinary interest income at the time it is received or accrued, depending on whether the holder uses the cash or accrual method of accounting for U.S. federal income tax purposes. Interest paid by the Issuer on the notes will constitute foreign-source income and will generally be classified as "passive income" or, in the case of certain U.S. Holders, "financial services income" for purposes of determining the U.S. foreign tax credit limitation. The U.S. foreign tax credit rules are complicated, and U.S. Holders who want to claim the credit should consult their own tax advisors with respect to the amount of foreign taxes that may be claimed as a credit.

Sale, Retirement and Other Disposition of the Notes

Upon the sale, exchange or retirement of a note, a U.S. Holder will generally recognize gain or loss equal to the difference between the amount realized (not including any amounts received that are attributable to accrued and unpaid interest, which are taxable as ordinary interest income in accordance with the holder's method of accounting) and the U.S. Holder's tax basis in the note. A

U.S. Holder's tax basis in a note will generally be its cost. Such gain or loss recognized on the sale or retirement of a note will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the note for more than one year at the time of the disposition. The deductibility of capital losses is subject to limitations. Gain recognized by a U.S. Holder generally will be treated as United States source income. U.S. Holders should consult their tax advisors regarding the source of loss recognized on the sale, exchange or retirement of a Note.

Information Reporting and Backup Withholding

Payments of principal and interest on the notes held by certain non-corporate holders and the proceeds of a disposition of such notes may be subject to U.S. information reporting requirements. Such payments also may be subject to United States backup withholding tax (at a rate of 30% in 2002 and 2003, 29% for payments made in 2004 and 2005, 28% for payments made from 2006 until 2011, and 31% thereafter) if the holder does not provide a taxpayer identification number or otherwise establish an exemption. The holder may credit the amounts withheld against its United States federal income tax liability and claim a refund for amounts withheld in excess of its tax liability. U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

Canada

The following summary describes the material Canadian federal income tax consequences as of the date of this Prospectus Supplement generally applicable to a purchaser of notes pursuant to this Prospectus Supplement (a "Holder") who, for the purposes of the Income Tax Act (Canada) (the "Canadian Tax Act") and at all relevant times, is not resident, or deemed to be resident, in Canada, deals at arm's length with the Company, does not use or hold, and is not deemed to use or hold, the notes in carrying on a business in Canada, and is not an insurer that carries on an insurance business in Canada and elsewhere. The statements are of a general nature only and are not to be taken as legal or tax advice to any particular purchasers of notes, who should consult their tax advisors with respect to their particular circumstances.

This summary is based on the current provisions of the Canadian Tax Act and the regulations thereunder (the "Regulations"), all specific proposals to amend the Canadian Tax Act and the Regulations announced by the Minister of Finance prior to the date hereof (the "Proposed Amendments"), and counsel's understanding of the published administrative practices of the Canada Customs and Revenue Agency. This summary assumes the Proposed Amendments will be enacted in the form currently proposed. This summary does not take into account or anticipate any changes in governing law, other than the Proposed Amendments, whether by judicial, governmental or legislative decision or action, nor does it take into account provincial, territorial or foreign income tax consequences, which may vary from the Canadian federal income tax consequences described herein.

Under the Canadian Tax Act, the payment by the Company of interest or principal on a Note to a Holder will be exempt from Canadian withholding tax. In addition, under the Canadian Tax Act, no other taxes on income (including taxable capital gains) will be payable by a Holder in respect of the acquisition, ownership or disposition of a Note.

RATINGS OF THE NOTES

The following table discloses the ratings accorded to the notes by the rating agencies indicated:

Ratings Agency	Ratings	Outlook
Moody's Investors Services, Inc. ("Moody's")	Baa3	Negative
Standard & Poor's ("S&P")	BBB–	Stable
Dominion Bond Rating Service Limited ("DBRS")	BBB(high)	Negative

Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities. The credit ratings accorded to debt securities by the rating agencies are not recommendations to purchase, hold or sell the debt securities inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant, and if any such rating is so revised or withdrawn, we are under no obligation to update this prospectus supplement.

Moody's credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rates. According to the Moody's rating system, debt securities rated Baa are considered as medium grade obligations, that is, they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such securities lack outstanding investment characteristics and in fact have speculative characteristics as well. Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

S&P's credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, debt securities rated BBB exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments on the securities. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories.

DBRS's credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of the securities rated. According to the DBRS rating system, debt securities rated BBB are of adequate credit quality. The assignment of a "(high)" or "(low)" modifier within each rating category indicates relative standing within such category. The "high" and "low" grades are not used for the AAA category.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc., Banc One Capital Markets, Inc., Barclays Capital Inc., Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, SunTrust Capital Markets, Inc. and Trilon International Inc. have severally agreed to purchase from us the following respective principal amounts of notes listed opposite their name below at the public offering price less the underwriting commissions set forth on the cover page of this prospectus supplement:

Underwriters	Principal Amount of Notes
Deutsche Bank Securities Inc.	US$135,000,000
Banc One Capital Markets, Inc.	30,000,000
Barclays Capital Inc.	30,000,000
Goldman, Sachs & Co.	30,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	30,000,000
SunTrust Capital Markets, Inc.	30,000,000
Trilon International Inc.	15,000,000
Total	US$300,000,000

The underwriting agreement provides that the obligations of the several underwriters to purchase the notes offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the notes offered by this prospectus supplement if any of these notes are purchased. The closing of the offering is expected to be on or about June 24, 2002 or such other date as may be agreed upon by Noranda and the underwriters, but not later than July 8, 2002.

We have been advised by the representatives of the underwriters that the underwriters propose to offer the notes to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of 0.40% of the principal amount of the notes. The underwriters may allow, and these dealers may re-allow, a concession of not more than 0.25% of the principal amount of the notes to the dealers. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting commissions, will be approximately US$800,000.

We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act of 1933 and Canadian securities legislation, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange or on any automated dealer quotation system. The underwriters may make a market in the notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

In connection with the offering, the underwriters may purchase and sell the notes in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater principal amount of notes that they are required to purchase in the offering. The underwriters may close out any short position by purchasing notes in the open market. A short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the notes in the open market prior to the completion of the offering.

Stabilizing transactions consist of various bids for or purchases of the notes made by the underwriters in the open market prior to the completion of the offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting commission received by it because the representatives of the underwriters have repurchased notes sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of the notes. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions may be effected in the over-the-counter market or otherwise.

Trilon International Inc. is not registered as a broker-dealer under the securities laws of the United States and will not participate in the distribution of the notes in the United States.

Some of the underwriters and their associates engage in transactions with, or perform services for, us and our affiliates in the ordinary course of business and receive fees in connection with these services.

We indirectly own 33.75% of the voting securities of Compañia Minera Antamina, S.A., or CMA, a corporation formed to proceed with the development of the Antamina copper/zinc project in Peru. Affiliates of Deutsche Bank Securities Inc. and Barclays Capital are lenders to CMA pursuant to project financing credit facilities, the aggregate available principal amount of which is US$1,320 million. We have provided a several guarantee of 33.75% of the indebtedness owing under such credit facilities until completion of the Antamina project is certified in accordance with the applicable documentation. As of March 31, 2002, the aggregate amount of indebtedness subject to our guarantee was US$423 million. We also own approximately 57% of the issued and outstanding common shares of Falconbridge. An affiliate of Deutsche Bank Securities Inc. is a lender to Falconbridge pursuant to a credit facility. The maximum commitment of that affiliate under this credit facility is US$35 million. In addition, affiliates of Deutsche Bank Securities Inc., Banc One Capital Markets, Inc., Barclays Capital Inc., and SunTrust Capital Markets, Inc. are lenders to other subsidiaries or joint ventures of Noranda or Falconbridge. The maximum commitment under those credit facilities from those affiliates is US$185 million of which US$155 million is guaranteed by Noranda.

To our knowledge, CMA and Falconbridge are in compliance with the terms of these credit facilities. We may be considered to be a connected issuer of Deutsche Bank Securities Inc. within the meaning of applicable Canadian securities legislation. In addition, Brascan Corporation ("Brascan") indirectly owns more than 20% of the voting interest in Trilon International Inc., one of the underwriters. Brascan also owns approximately 40% of the voting interest in Noranda. Accordingly, we are a related issuer and a connected issuer of Trilon International Inc. under applicable Canadian securities legislation.

LEGAL MATTERS

The validity of the notes offered by this prospectus supplement will be passed upon for us by McCarthy Tétrault LLP, our Canadian counsel, and Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), our U.S. counsel, and for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, U.S. counsel for the underwriters.

EXPERTS

Our audited consolidated financial statements as at and for the years ended December 31, 2001 and 2000 incorporated by reference in this prospectus supplement and the prospectus have been so incorporated in reliance on the report of Ernst & Young LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in the accompanying prospectus under "Documents Filed as Part of the Registration Statement," the following documents will be filed with the U.S. Securities and Exchange Commission as part of the Registration Statement to which this prospectus supplement relates: the form of Eighth Supplemental Indenture and the form of Underwriting Agreement between us and the Underwriters.

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide information different from that contained in this prospectus supplement and the accompanying prospectus. We are offering to sell, and seeking offers to buy, notes only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement is accurate only as of the date of this prospectus supplement, regardless of the time of delivery of this prospectus and the accompanying prospectus or any sale of notes.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

noranda

Noranda Inc.

US$300,000,000

7¼% Notes due 2012

Deutsche Bank Securities

Banc One Capital Markets, Inc.

Barclays Capital

Goldman, Sachs & Co.

Merrill Lynch & Co.

SunTrust Robinson Humphrey

Trilon International Inc.

Prospectus Supplement

June 18, 2002